3011 Townsgate Road, Suite 220 Westlake Village, California 91361 Tel: 805.981.8655 www.LTCreit.com

September 22, 2025

Via EDGAR

Kellie Kim

Wilson Lee

Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, N.E.

Washington D.C. 20549

Re:	LTC Properties Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 Form 10-Q for the Quarter Ended June 30, 2025

Dear Ms. Kim and Mr. Lee:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in a letter to LTC Properties, Inc. (“LTC,” “we,” or “our”) dated September 9, 2025. Set forth below in italics are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is LTC’s response to that comment. For convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2025

Notes to Consolidated Financial Statements

16. Segment Information, page 33

1.

We note that during the second quarter of 2025, you began managing your operations through two reportable segments: Real Estate Investments and SHOP, and adopted Net Operating Income as your segment performance measure. Please address the following related to your segment disclosures.

a.

Describe how you considered the guidance for disclosures related to recasting of previously reported information pursuant to guidance outlined within paragraphs 280-10-50-34 to 36 of the Accounting Standards Codification (ASC).

Response:

We acknowledge the Staff’s comment.

As noted in the Staff’s comment, during the second quarter of 2025, we started operating 13 of our properties through our REIT Investment and Diversification and Empowerment ACT (RIDEA) platform that was launched in May 2025.  The RIDEA platform, or seniors housing operating portfolio (SHOP), allows us to earn income from the net operating income of our healthcare properties, rather than solely from traditional leasing arrangements.  Previously, these 13 properties were leased to regional seniors housing operators under master leases.  As a result of the launch of the SHOP platform which has a structure that is different than our other real estate investments, the way we manage and view our business changed. Therefore, we began reporting our operations through two reportable segments beginning in the second quarter of 2025. In preparing the segment information disclosures included in our Quarterly Report on Form 10-Q filed on August 4, 2025, we took into consideration the guidance in ASC 280-10-50-34 through 36 regarding the recasting of prior period segment information. We concluded that since we launched our SHOP platform

LTC PROPERTIES, INC.

Securities and Exchange Commission

September 22, 2025

in the second quarter of 2025, recasting prior period information to conform to current period’s presentation would not provide meaningful or decision-useful information to our stockholders and other interested parties since this segment did not exist in the prior period so there would not be a second segment to compare it against. However, we do acknowledge that ASC 280-10-50-36 notes that it is preferable to show the prior year’s real estate investment portfolio segment information on a basis that is comparable with the current year’s presentation of segment profit and loss.  As such, we will recast the prior year’s real estate investment portfolio segment profit and loss in a manner that is comparable to the current year’s segment profit and loss beginning with our third quarter 2025 financial statements, similar to the presentation below:

	Three Months Ended June 30, 2024
	Real estate		Non-segment
	investment portfolio	SHOP	/corporate	Total
Revenues:
Rental income	$31,657	$—	$—	$31,657
Resident fees and services	—	11,950	—	11,950
Interest income from financing receivables	3,830	—	—	3,830
Interest income from mortgage loans	12,661	—	—	12,661
Interest and other income	1,377	—	591	1,968
Total revenues	49,525	11,950	591	62,066

Income from unconsolidated joint ventures	671	—	—	671
Property level expenses	(3,247)	—	—	(3,247)
NOI	46,949	11,950	591	59,490
Expenses:
Interest Expense				(10,903)
Depreciation and Amortization				(9,024)
Impairment Loss				—
Transaction costs				(380)
Provision for credit losses				(703)
General and administrative expenses				(6,760)
Loss on sale of real estate, net				(32)
Income tax benefit				—
Net income				$31,688

LTC PROPERTIES, INC.

Securities and Exchange Commission

September 22, 2025

	Six Months Ended June 30, 2024
	Real estate		Non-segment
	investment portfolio	SHOP	/corporate	Total
Revenues:
Rental income	$65,206	$—	$—	$65,206
Resident fees and services	—	—	—	—
Interest income from financing receivables	7,660	—	—	7,660
Interest income from mortgage loans	25,109	—	—	25,109
Interest and other income	2,749	—	758	3,507
Total revenues	100,724	—	758	101,482

Income from unconsolidated joint ventures	1,047	—	—	1,047
Property level expenses	(6,630)	—	—	(6,630)
NOI	95,141	—	758	95,899
Expenses:
Interest Expense				(21,948)
Depreciation and Amortization				(18,119)
Impairment Loss				—
Transaction costs				(646)
Provision for credit losses				(727)
General and administrative expenses				(13,251)
Gain on sale of real estate, net				3,219
Income tax benefit				—
Net income				$44,427

b.

Describe how you considered the guidance for disclosures related to asset information and significant expense categories pursuant to guidance outlined within paragraphs 280-10-50-26 and 26A of the ASC.

Response:

We acknowledge the Staff’s comment.

In evaluating the disclosure requirements of ASC 280-10-50-26 and 26A, we considered whether information regarding reportable segment assets and significant expense categories is regularly provided to our collective chief operating decision maker (“CODM”). Our CODM does not receive or utilize segment asset information or segment-level significant expense categories above and beyond what has been disclosed in our segment disclosures. Accordingly, consistent with the guidance in ASC 280-10-50-26 and 26A, we concluded that disclosure of segment asset information and additional significant expense categories was not required.   However, we acknowledge that ASC 280-10-50-26 requires disclosure of that fact and the reason that no asset information has been provided for the reportable segments.  As such, we will provide the required disclosure beginning with our third quarter 2025 financial statements, similar to as follows:

“Total assets by reportable business segment and segment-level significant expense categories are not disclosed as our CODM do not review such information to evaluate business performance and allocate resources.”

On behalf of LTC, we appreciate your attention. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (805) 981-8655.

Sincerely,

/s/ Caroline Chikhale

Caroline “Cece” Chikhale

Executive Vice President, Chief Financial Officer and Secretary